Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements for the periods specified in the earnings release included as an exhibit to this Form 6-K. We undertake no obligation to update publicly any forward-looking statements in such earnings release or otherwise included in this Form 6-K.

A.Operating Results

Overview

We have positioned ourselves at the forefront of future education trends that indicate requirements for a more integrated, hybrid model of academic and workforce training. Our fully integrated hybrid education delivery and content development platform, called HybriU, seeks to break down traditional boundaries between online and offline learning, academic and industry training, and language and region to meet the evolving needs of learners and educators.

Intelligent technology is transforming the education industry, and students are no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming a global trend, leading to increased efficiency, cost savings, and improved experiences for students and staff. To address this transformation and by leveraging the power of AI and large language models, we proactively introduced our HybriU platform to universities and colleges. HybriU provides students access to educational resources, regardless of location, device, or language, thereby increasing the potential for learning and teaching through cooperation with peers and experts worldwide while optimizing facilities to create sustainable campuses.

During the first six months of 2023, we have closed underperforming businesses, namely Bay State College, and redirected our efforts toward developing and deploying our HybriU platform.

For the six months ended June 30, 2023, net revenues decreased by $3.6 million to $6.1 million from $9.7 million in the same period of 2022. For the three months ended June 30, 2023, net revenues decreased by $2.3 million to $2.7 million from $5.0 million in the same period of 2022. The decreases were primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

Net loss from continuing operations for the six months ended June 30, 2023, was $2.2 million, narrowing by $2.2 million from a net loss of $4.4 million in the same period of 2022. Net loss for the three months ended June 30, 2023, was $1.0 million, improving by $1.5 million from a net loss of $2.5 million in the same period of 2022.

Factors affecting the results of operations

General factors affecting the results of operations

While our business is influenced by factors affecting the education industries in the U.S., generally, we believe our business is more directly affected by company-specific factors, including, among others:

●	The number of student enrollments. The number of student enrollments is largely driven by demand for educational programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our campuses, our ability to maintain consistency and our teaching quality, and our ability to respond to competition, as well as seasonal factors. We employ diverse marketing and recruiting methods to attract students and increase enrollment in our schools. We believe prospective students are attracted to schools due to our strong brand reputation, innovative teaching and learning models and practices, and high-quality, individualized services. With the deployment and utilization of HybriU, a rapid increase in the number of out-of-state students, international students, and auditor enrollments is expected in the future. The longer and more frequently a student uses our services and products, the more effective and efficient the services and content we provide them become, thus enhancing students’ stickiness and utilization of our services throughout their learning cycle.

●	The amount of fees we charge. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the campuses, the costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.
●	Our costs and expenses. We incur costs and expenses at both the headquarters level and at our campuses. Our most significant costs are compensation and social welfare paid to/for our teachers, rental and teaching-related expenses. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

Effects of disposals and other strategic plans

There were no acquisitions or disposals during the six-month period ended June 30, 2023.

Key financial performance indicators

Key financial performance indicators consist of net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following tables set forth the consolidated net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the six months ended June 30,
	2022	2022	2023	2023
	$	%	$	%

	(in thousands, except percentages)
Net revenues	9,724	100.0	6,097	100.0
Cost of revenues	(7,364)	(75.7)	(4,082)	(67.0)
Gross Profit	2,360	24.3	2,015	33.0

	For the three months ended June 30,
	2022	2022	2023	2023
	$	%	$	%

	(in thousands, except percentages)
Net revenues	4,955	100.0	2,728	100.0
Cost of revenues	(3,449)	(69.6)	(1,508)	(55.3)
Gross Profit	1,506	30.4	1,220	44.7

Net revenues

In the six months ended June 30, 2022 and 2023, and three months ended June 30, 2022 and 2023, net revenues were $ 9.7 million, $ 6.1 million, $ 5.0 million and $ 2.7 million, respectively.

Such decreases were primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

Cost of revenues

Cost of revenues for educational and career enhancement programs and services primarily consists of:

●	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;
●	Rental, utilities, water and other operating expenses for the operation of our school properties; and

●	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational services.

Gross profit and gross margin

Gross profit was $2.4, $2.0, $1.5 and $1.2 million in the six months ended June 30, 2022, and 2023 and three months ended June 30, 2022, and 2023, respectively.

Gross margin was 24.7%, 32.8%, 30.0% and 44.4% in the six months ended June 30, 2022, and 2023 and three months ended June 30, 2022, and 2023, respectively. The increases in gross margin were mainly attributable to the permanent closure of Bay State College at the end of the 2022-2023 academic year and stringent cost controls to improve operating efficiency.

Operating expenses

Operating expenses consist of selling and marketing expenses, and general and administrative expenses. The following tables set forth the components of the operating expenses, both in amounts and as a percentage of revenues, for the periods indicated.

	For the six months ended June 30,
	2022	2022	2023	2023
	$	%	$	%

	(in thousands, except percentages)
Net revenues	9,724	100.0%	6,097	100.0%
Operating expenses:
Selling and marketing	(1,170)	12.0%	(425)	7.0%
General and administrative	(5,288)	54.4%	(3,449)	56.6%

Total operating expenses	(6,458)	66.4%	(3,874)	63.6%

	For the three months ended June 30,
	2022	2022	2023	2023
	$	%	$	%

	(in thousands, except percentages)
Net revenues	4,955	100.0%	2,728	100.0%
Operating expenses:
Selling and marketing	(486)	9.8%	(148)	5.4%
General and administrative	(3,273)	66.1%	(1,829)	67.0%

Total operating expenses	(3,759)	75.9%	(1,977)	72.4%

Selling and marketing expenses. Our selling and marketing expenses primarily consisted of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. Our selling and marketing expenses decreased by $0.8 million to $0.4 million for the six months ended June 30, 2023, from $1.2 million for the same period of 2022 and decreased by $0.4 million to $0.1 million for the three months ended June 30, 2023, from $0.5 million for the same period of 2022. The decreases in selling and marketing expenses in the six months and three months ended June 30, 2023, were primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year and stringent expense controls.

General and administrative expenses. Our general and administrative expenses primarily consisted of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities, as well as bad-debt provision. Our general and administrative expenses decreased by $1.8 million to $3.4 million for the six months ended June 30, 2023, from $5.2 million for the same period of 2022 and decreased by $1.5 million to $1.8 million for the three months ended June 30, 2023, from $3.3 million for the same period of 2022. The decreases were primarily attributed to the Company’s issuance of a total of 5.2 million shares of fully vested Restricted Stock Units to senior management and key employees as compensation during the three months ended June 30, 2022.

Taxation

We are a Cayman Islands company, and we currently conduct operations primarily through our U.S. subsidiaries. Under the current laws of the Cayman Islands, Ambow is not subject to taxes on its income or capital gains. In addition, the payment of dividends, if any, is not subject to withholding taxes in the Cayman Islands.

A significant component of our provision of income tax is generated from operating through our U.S. subsidiaries, which have a federal statutory income tax rate of 21%. Current income taxes are provided for in accordance with the laws and regulations in the U.S. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Critical accounting policies and estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the condensed consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the Company’s financial condition and results of operations and which require the Company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Basis of consolidation

The condensed consolidated financial statements include the financial statements of Ambow Education Holding Ltd. and its subsidiaries, including Ambow Education Inc., Ambow BSC Inc., Bay State College Inc., Ambow NSAD Inc. and NewSchool of Architecture and Design, LLC (“NewSchool”).

Revenue recognition

Net revenues are primarily generated from delivering educational programs.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

We have Bay State College and NewSchool in the U.S., which offer career-focused post-secondary educational services to undergraduate students.

For undergraduate students, usually, there are no written formal contracts between us and the students according to business practice. Records with students’ names, grades, tuition and fees collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities.

For undergraduate students, our performance obligations are to provide acknowledged academic education within academic years and post-secondary education with Associate’s and Bachelor’s programs within agreed-upon periods. The transaction price is the tuition fee received, and circumstances like other variable considerations, significant financing components, non-cash considerations, and considerations payable to a customer do not exist. As there is only one performance obligation, the transaction price is allocated to the one performance obligation. The Group satisfies performance obligations to students over time and recognizes revenue according to school days consumed in each month of a semester.

Allowance for doubtful accounts

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to the accumulated deficit from January 1, 2020, and interim periods therein. Management used an expected credit loss model for the impairment of trading receivables as the period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss and determines expected credit losses for accounts receivables using an aging schedule as the period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance when receivables are deemed uncollectible after all collection efforts have been exhausted and the potential for recovery is considered remote. We recognized allowance for doubtful accounts of $1.1 million and $1.3 million as of December 31, 2022 and June 30, 2023, respectively.

Intangible assets, net

Intangible assets, net represent brand, software, trade name and accreditation. The software was initially recorded at historic acquisition costs or costs directly incurred to develop the software during the application development stage that can provide future benefits and is amortized on a straight-line basis over useful life estimations.

Other finite-lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except for student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows (see Note 9-Intangible Assets, Net to the audited consolidated financial statements for additional information):

Software	2 years to 10 years
Trade names	Indefinite
Brand	Indefinite
Others	1.3 years to 10 years

We have determined that trade names and brands have the continued ability to generate cash flow indefinitely. There are no legal, regulatory, contractual, economic, or other factors limiting the useful life of the respective trade names and brands. Consequently, the carrying amounts of trade names and brands are not amortized but are tested for impairment annually in the third quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names and brands with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names and brands exceed their fair values.

We perform impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing a qualitative assessment. When these events occur, we estimate the fair value of these trade names and brands with the Relief from Royalty method (“RFR”), which is one of the income approaches. The RFR method is generally applied for assets that are frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, the economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brands.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows. There is no impairment loss from other long-lived assets during the six months ended June 30, 2022 and 2023.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether and the extent to which additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.

Lease

We adopted ASC 842 Leases as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, we have not restated comparative period financial information for the effects of ASC 842 and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. We selected the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, (i) allowed us to carry forward the historical lease classification; (ii) did not require us to reassess whether any expired or existing contracts are or contain leases; (iii) did not require us to reassess initial direct costs for any existing leases.

We identify a lease as a contract or part of a contract that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term leases and are not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. We recognize lease expenses for short-term leases on a straight-line basis over the lease term. For finance leases, we recognize finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of our lease agreements contain renewal options; however, we do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material-restrictive covenants.

Operating lease

When none of the criteria of a finance lease are met, we shall classify the lease as an operating lease.

Finance lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
c.	The lease term is for the major part of the remaining economic life of the underlying asset;
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Share-based compensation

We grant restricted shares to our employees, directors and service providers. Share-based compensation expense is measured at the grant date using the fair value of the equity instrument issued net of an estimated forfeiture rate and, therefore, only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one to four years. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Foreign currency translation and transactions

The Group uses US$ as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, United States is US$ or their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or their respective local currency as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive income.

Results of operations

The following table sets forth a summary of our condensed consolidated statements of operations for the periods indicated. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere in this report. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Condensed Consolidated Statements of Operations

	For the six months ended		For the three months ended
	June 30,		June 30,
	2022	2023	2022	2023
	$	$	$	$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	9,724	6,097	4,955	2,728
COST OF REVENUES:
- Educational programs and services	(7,364)	(4,082)	(3,449)	(1,508)
GROSS PROFIT	2,360	2,015	1,506	1,220
Operating expenses:
Selling and marketing	(1,170)	(425)	(486)	(148)
General and administrative	(5,288)	(3,449)	(3,273)	(1,829)
Total operating expenses	(6,458)	(3,874)	(3,759)	(1,977)
OPERATING LOSS	(4,098)	(1,859)	(2,253)	(757)
OTHER EXPENSES	(379)	(323)	(293)	(231)
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(4,477)	(2,182)	(2,546)	(988)
Income tax benefit (expense)	34	(13)	34	(13)
LOSS FROM CONTINUING OPERATIONS	(4,443)	(2,195)	(2,512)	(1,001)
Loss from discontinued operations, net of income tax	(9,467)	—	(8,642)	—

NET LOSS	(13,910)	(2,195)	(11,154)	(1,001)
-Less: Net loss attributable to non-controlling interests from continuing operations	—	—	—	—
-Less: Net loss attributable to non-controlling interests from discontinued operations	(180)	—	(134)	—
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS	(4,443)	(2,195)	(2,512)	(1,001)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS	(9,287)	—	(8,508)	—
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(13,730)	(2,195)	(11,020)	(1,001)

Six and three months ended June 30, 2023, compared with six and three months ended June 30, 2022

Net revenues. Net revenues decreased by $3.6 million to $6.1 million for the six months ended June 30, 2023, from $9.7 million in the same period of 2022, and decreased by $2.3 million to $2.7 million for the three months ended June 30, 2023, from $5.0 million in the same period of 2022. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

Cost of revenues. Cost of revenues decreased by $3.2 million to $4.1 million for the six months ended June 30, 2023, from $7.3 million in the same period of 2022, and decreased by $2.0 million to $1.5 million for the three months ended June 30, 2023, from $3.5 million in the same period of 2022. The decreases were due to the closure of Bay State College at the end of the 2022-2023 academic year.

Gross profit and gross margin. Gross profit decreased to $2.0 million in the six months ended June 30, 2023, from $2.4 million in the same period of 2022, and decreased to $1.2 million in the three months ended June 30, 2023, from $1.5 million in the same period of 2022.

Gross margin increased to 32.8% in the six months ended June 30, 2023, from 24.7% in the same period of 2022, and increased to 44.4% in the three months ended June 30, 2023, from 30.0% in the same period of 2022.

Operating expenses. Total operating expenses decreased by 40.0% to $3.9 million for the six months ended June 30, 2023, from $6.5 million for the same period of 2022, and decreased by 47.4% to $2.0 million for the three months ended June 30, 2023, from $3.8 million for the same period of 2022. The analysis of changes is listed below.

●	Selling and marketing expenses. Selling and marketing expenses decreased by 66.7% to $0.4 million for the six months ended June 30, 2023, from $1.2 million in the same period of 2022, and decreased by 80.0% to $0.1 million for the three months ended June 30, 2023, from $0.5 million in the same period of 2022. The decreases were mainly attributable to the permanent closure of Bay State College at the end of the 2022-2023 academic year and stringent expense controls.
●	General and administrative expenses. General and administrative expenses decreased by 35.8% to $3.4 million for the six months ended June 30, 2023, from $5.3 million in the same period of 2022, and decreased by 45.5% to $1.8 million for the three months ended June 30, 2023, from $3.3 million in the same period of 2022. The decreases were primarily attributable to the Company’s issuance of a total of 5.2 million shares of fully vested Restricted Stock Units to senior management and key employees as compensation during the three-month period ended June 30, 2022.

Other expenses. Other expenses were $0.3 million for the six months ended June 30, 2023, compared to other expenses of $0.4 million in the same period of 2022. Other expenses were $0.2 million for the three months ended June 30, 2023, compared to other expenses of $0.3 million in the same period of 2022.

Loss from continuing operations. According to the above-mentioned factors, there was a loss from continuing operations of $2.2 million for the six months ended June 30, 2023, compared with a loss from continuing operations of $4.4 million in the same period of 2022. There was a loss from continuing operations of $1.0 million for the three months ended June 30, 2023, compared with a loss from continuing operations of $2.5 million in the same period of 2022.

B.Liquidity and Capital Resources

As of June 30, 2023, our consolidated current assets exceeded consolidated current liabilities by $3.9 million. Our consolidated net assets were $7.4 million as of June 30, 2023.

Our principal sources of liquidity have been cash provided by operating activities, bank borrowings, third-party loans, and ordinary share issuances. Net cash used in operating activities from continuing operations were $3.2 million and $2.9 million for the six months ended June 30, 2022, and 2023, respectively. As of June 30, 2023, we had $6.9 million in unrestricted cash and cash equivalents.

Our operating results for future periods are subject to numerous uncertainties, and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, short-term investments available for sale and short-term investments held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued, and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations, and we expect that we will require additional capital in order to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of our business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Risks and Uncertainties

On January 19, 2023, the New England Commission of Higher Education ("NECHE") informed Bay State College ("BSC") of its intention to withdraw BSC's accreditation as of August 31, 2023. Following the rejection of Ambow’s appeal, on April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year, and this permanent closer has been completed. The College provided academic support and transitional services to students through August 31, 2023, and signed agreements with several area universities to provide program completion pathways to Bay State students, often with enhanced transfer and other opportunities.

Ambow received a continued listing deficiency notice (the “Notice”) from the NYSE American LLC (the “NYSE American”) dated September 21, 2023, stating that the Company’s securities had been selling for a low price per share for a substantial period of time and the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”). NYSE American staff determined that Ambow’s continued listing is predicated on it effecting a reverse stock split of its common stock or otherwise demonstrating sustained price improvement no later than March 21, 2024. The Company intends to complete a reverse stock split in order to regain compliance with the NYSE American’s continued listing standards set forth in the Company Guide in a timely manner.

Short-term borrowings

Loan agreements for short-term borrowings consisted of the following:

		As of December 31,	As of June 30,
	Maturities	2022	2023
		$	$
		(In thousands)
Bank borrowing from Cathy BANK	October 2023	1,500	1,500
Bank borrowing from EAST WEST BANK	November 2023	1,500	1,500
Bank borrowing from EAST WEST BANK	January 2024	—	2,439

The weighted average interest rate of the outstanding borrowings was 3.45% and 3.15% per annum as of December 31, 2022, and June 30, 2023, respectively. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the six months ended June 30, 2023, and 2022 were $5.4 million and nil, respectively.

The borrowings incurred interest expenses were nil million and $0.01 million for the six months ended June 30, 2022, and 2023, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for the six months ended June 30, 2022, and 2023, respectively.

See Note 8 Short-Term Borrowings to the condensed consolidated financial statements appearing elsewhere in this Form 6-K for further information.

Holding company structure

Ambow is not an operating company incorporated in the United States but rather a Cayman Islands holding company. We conduct our operations primarily through our subsidiaries in the United States. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation has not materially impacted the results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation.

C.Research and Development, Patents and Licenses

We did not have any full-time software or educational professionals under employment in the six months ended June 30, 2022 and 2023, nor any associated research and development expenses.

D.Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “A Operating and Financial Review and Prospects—Operating Results” and “B Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

E.Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging or research and development services with us.

There were no new off-balance sheet arrangements as of December 31, 2022, and June 30, 2023.

F.Contractual Obligations

The following table presents a summary of the contractual obligations and payments by period as of June 30, 2023.

	Payments Due December 31 of each year 2023
	Total	(remaining)	2024-2025	2026-2027	Thereafter
	$	$	$	$	$
	(in millions)
Operating lease obligations	7.7	2.5	4.8	0.4	—
Short-term borrowings obligations	5.4	3	2.4	—	—